Exhibit 99.6

To Our Shareholders

We are pleased to report in the first quarter of fiscal 2009 that Transition has achieved clinical development milestones for both its lead products in Alzheimer’s disease and diabetes as well as strengthened its drug discovery group with the acquisition of new discovery projects targeting large disease indications.

Pipeline Review

ELND-005 (AZD-103) – Alzheimer’s Disease:

Subsequent to the quarter end, we announced that achievement of the patient enrolment target for the Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The on-going study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.

TT-223 – Diabetes:

In September, we announced that the first patient had been dosed in a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up. Approximately 80 patients with type 2 diabetes are expected to be enrolled in the study and will receive a daily treatment of TT-223 in addition to their current regimen of oral glucose lowering agents. Transition and its development partner Eli Lilly & Co. (“Lilly”) are in discussions regarding the timing and planning of another clinical study with TT-223 in combination with a GLP1 analogue in type 2 patients.

Drug Discovery:

In August, we announced a series of actions to strengthen our drug discovery group. Transition acquired certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc. These newly acquired discovery projects and other early-stage internal projects will be the focus of a group of research scientists operating through a newly formed United States-based subsidiary called Transition Therapeutics (USA) Inc.

OUTLOOK

Going forward, our strong financial position allows us to effectively execute our strategy as we continue to focus our efforts on clinical advancement of our lead products for Alzheimer’s disease and diabetes. Working closely with our development partners, Lilly and Elan, we are looking to build on our current development plans and examining additional studies that can broaden the potential application of these products.

We look forward to updating the shareholders on the progress of these clinical programs.

/s/ Dr. Tony Cruz
Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.